SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 10)1

                            Krause's Furniture, Inc.
                                (Name of issuer)

                          Common Stock, par value $.001
                         (Title of class of securities)

                                    500760202
                                 (CUSIP number)

                                Georgette Miller
                                900 Third Avenue
                            New York, New York 10022
                                 (212) 418-6500
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 26, 1996
              (Date of event which requires filing this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                       (Exhibit Index appears on Page 59)

1.   NAME OF REPORTING PERSON: Worms & Cie

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [ ] (b) [ X ]

3.   SEC USE ONLY:

4.   SOURCE OF FUNDS: Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)             [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
               France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7.   SOLE VOTING POWER:
               None

     8.   SHARED VOTING POWER:
               4,058,121, including 89,816 Shares
               issuable upon exercise of warrants

     9.   SOLE DISPOSITIVE POWER:
               None

     10.  SHARED DISPOSITIVE POWER:
               4,058,121, including 89,816 Shares
               issuable upon exercise of warrants

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               None

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                              [ X ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
               0%

14.  TYPE OF REPORTING PERSON:
               CO, HC

1.   NAME OF REPORTING PERSON: Permal Group SA

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [ ]
                                                       (b) [ X ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
          France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7.   SOLE VOTING POWER:
               None

     8.   SHARED VOTING POWER:
               3,704,105, including 89,816 Shares
               issuable upon exercise of warrants

     9.   SOLE DISPOSITIVE POWER:
               None

    10.   SHARED DISPOSITIVE POWER:
               3,704,105, including 89,816 Shares
               issuable upon exercise of warrants

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               None

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                 [ X ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
               0%

14.  TYPE OF REPORTING PERSON:
               CO, HC

1.   NAME OF REPORTING PERSON: Worms & Co., Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [   ]
                                                       (b) [ X ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                 [    ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7.   SOLE VOTING POWER:
                  19,640 Shares

     8.   SHARED VOTING POWER:
                   3,684,465, including 89,816 Shares
                   issuable upon exercise of warrants

     9.   SOLE DISPOSITIVE POWER:
                   19,640 Shares

     10.  SHARED DISPOSITIVE POWER:
                   3,684,465, including 89,816 Shares
                   issuable upon exercise of warrants

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    19,640 Shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                              [ X ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                    0.1%

14.  TYPE OF REPORTING PERSON:
                    CO, HC

1.   NAME OF REPORTING PERSON: Permal Special Opportunities Ltd.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [   ]
                                                       (b) [ X ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                         [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
               British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7.   SOLE VOTING POWER:
               170,103 Shares

     8.   SHARED VOTING POWER:
               None

     9.   SOLE DISPOSITIVE POWER:
               170,103 Shares

     10.  SHARED DISPOSITIVE POWER:
               None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               170,103 Shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                [   ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                0.9%

14.  TYPE OF REPORTING PERSON:
                IV

1.   NAME OF REPORTING PERSON: Permal Capital Management, Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [   ]
                                                       (b) [ X ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                     [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7.   SOLE VOTING POWER:
              521,126 Shares, including 11,691 Shares
              issuable upon exercise of warrants

     8.   SHARED VOTING POWER:
              845,654, including 78,125 Shares
              issuable upon exercise of warrants

     9.   SOLE DISPOSITIVE POWER:
               521,126 Shares, including 11,691 Shares
               issuable upon exercise of warrants

     10.  SHARED DISPOSITIVE POWER:
               845,654 Shares, including 78,125 Shares
               issuable upon exercise of warrants

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               521,126 Shares, including 11,691 Shares
               issuable upon exercise of warrants

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                          [ X ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
               2.7%

14.  TYPE OF REPORTING PERSON:
               CO

1.   NAME OF REPORTING PERSON: Permal Services, Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [   ]
                                                       (b) [ X ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                      [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7.   SOLE VOTING POWER:
             1,750 Shares

     8.   SHARED VOTING POWER:
             843,904 Shares, including 78,125 Shares
             issuable upon exercise of warrants

     9.   SOLE DISPOSITIVE POWER:
             1,750 Shares

     10.  SHARED DISPOSITIVE POWER:
             843,904 Shares, including 78,125 Shares
             issuable upon exercise of warrants

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,750 Shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                [ X ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             Less than 0.1%

14.  TYPE OF REPORTING PERSON
              CO

1.   NAME OF REPORTING PERSON Permal Management Corporation

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [   ]
                                                       (b) [ X ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7.   SOLE VOTING POWER:
               None

     8.   SHARED VOTING POWER:
               843,904 Shares, including 78,125 Shares
               issuable upon exercise of warrants

     9.   SOLE DISPOSITIVE POWER:
               None

     10.  SHARED DISPOSITIVE POWER:
               843,904 Shares, including 78,125 Shares
               issuable upon exercise of warrants

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               None

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                 [ X ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0%

14.  TYPE OF REPORTING PERSON
               CO, IA

1.   NAME OF REPORTING PERSON Permal Capital Partners, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [   ]
                                                       (b) [ X ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                         [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7.   SOLE VOTING POWER:
               843,904 Shares, including 78,125 Shares
               issuable upon exercise of warrants

     8.   SHARED VOTING POWER:
               None

     9.   SOLE DISPOSITIVE POWER:
               843,904 Shares, including 78,125 Shares
               issuable upon exercise of warrants

10.  SHARED DISPOSITIVE POWER:
               None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               843,904 Shares, including 76,125 Shares
               issuable upon exercise of warrants

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                    [   ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.4%

14.  TYPE OF REPORTING PERSON
               IV, PN

1.   NAME OF REPORTING PERSON Hopewell Holdings, Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [   ]
                                                       (b) [ X ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                         [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7.   SOLE VOTING POWER:
               33,334 Shares

     8.   SHARED VOTING POWER:
               None

     9.   SOLE DISPOSITIVE POWER:
               33,334 Shares

     10.  SHARED DISPOSITIVE POWER:
               None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               33,334 Shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                [   ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.2%

14.  TYPE OF REPORTING PERSON
                CO

1.   NAME OF REPORTING PERSON  Preservatrice Fonciere T.I.A.R.D.,
Compagnie d'Assurances-PFA T.I.A.R.D.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [   ]
                                                       (b) [ X ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                         [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7.   SOLE VOTING POWER:
               354,016 Shares

     8.   SHARED VOTING POWER:
               None

     9.   SOLE DISPOSITIVE POWER:
               354,016 Shares

     10.  SHARED DISPOSITIVE POWER:
               None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               354,016 Shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                  [   ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.9%

14.  TYPE OF REPORTING PERSON
               CO

1.   NAME OF REPORTING PERSON Edson Investments, Ltd.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [   ]
                                                       (b) [ X ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                         [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7.   SOLE VOTING POWER:
               2,096,111 Shares

     8.   SHARED VOTING POWER:
               None

     9.   SOLE DISPOSITIVE POWER:
               2,096,111 Shares

     10.  SHARED DISPOSITIVE POWER:
               None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,096,111 Shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                   [ X ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               11.0%

14.  TYPE OF REPORTING PERSON
               IV

1.   NAME OF REPORTING PERSON The Vulture Ltd.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [   ]
                                                       (b) [ X ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                         [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7.   SOLE VOTING POWER:
               51,472 Shares

     8.   SHARED VOTING POWER:
               None

     9.   SOLE DISPOSITIVE POWER:
               51,472 Shares

     10.  SHARED DISPOSITIVE POWER:
               None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               51,472 Shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                  [ X ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.3%

14.  TYPE OF REPORTING PERSON
               IV

1.   NAME OF REPORTING PERSON Jean R. Perrette

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ]
                                                      (b) [ X ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: BK, PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7.   SOLE VOTING POWER:  717,027 Shares, including 13,517
                Shares issuable upon exercise of warrants and 4,998 Shares issuable upon exercise of options

     8.   SHARED VOTING POWER:  3,751,437 Shares, including
                89,816 Shares issuable upon exercise of warrants

     9.   SOLE DISPOSITIVE POWER: 717,027 Shares, including
                13,517 Shares issuable upon exercise of warrants and 4,998 Shares issuable upon exercise of options

     10.  SHARED DISPOSITIVE POWER:  3,751,437 Shares, including
                89,816 Shares issuable upon exercise of warrants

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                717,027 Shares, including 13,517 Shares issuable upon exercise of warrants and 4,998 Shares issuable upon exercise of options

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                   [ X ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.8%

14.  TYPE OF REPORTING PERSON
               IN

1.   NAME OF REPORTING PERSON Isaac R. Souede

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [   ]
                                                       (b) [ X ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: BK, PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7.   SOLE VOTING POWER:  574,709 Shares, including 13,517
               Shares issuable upon exercise of warrants and 4,998 Shares issuable upon exercise of options

     8.   SHARED VOTING POWER:  3,722,002 Shares, including
               89,816 Shares issuable upon exercise of warrants

     9.   SOLE DISPOSITIVE POWER: 574,709 Shares, including
               13,517 Shares issuable upon exercise of warrants and 4,998 Shares issuable upon exercise of options

     10.  SHARED DISPOSITIVE POWER:  3,722,002 Shares, including
               89,816 Shares issuable upon exercise of warrants

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               574,709 Shares, including 13,517 Shares issuable upon exercise of warrants and 4,998 Shares issuable upon exercise of options

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                    [ X ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.0%

14.  TYPE OF REPORTING PERSON
               IN

1.   NAME OF REPORTING PERSON Thomas M. DeLitto

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [   ]
                                                       (b) [ X ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                        [   ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7.   SOLE VOTING POWER:  77,582 Shares, including 13,517
               Shares issuable upon exercise of warrants and 4,998 Shares issuable upon exercise of options

     8.   SHARED VOTING POWER:  1,382,750 Shares, including
                89,816 Shares issuable upon exercise of warrants

     9.   SOLE DISPOSITIVE POWER:  77,582 Shares, including
               13,517 Shares issuable upon exercise of warrants and 4,998 Shares issuable upon exercise of options

     10.  SHARED DISPOSITIVE POWER:  1,382,750 Shares, including
               89,816 Shares issuable upon exercise of warrants

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               77,582 Shares, including 13,517 Shares issuable upon exercise of warrants and 4,998 Shares issuable upon exercise of options

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                   [ X ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.4%

14.  TYPE OF REPORTING PERSON
               IN

1.   NAME OF REPORTING PERSON James R. Hodge

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [   ]
                                                       (b) [ X ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                         [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7.   SOLE VOTING POWER:
               17,898 Shares

     8.   SHARED VOTING POWER:
               2,317,686 Shares

     9.   SOLE DISPOSITIVE POWER:
               17,898 Shares

     10.  SHARED DISPOSITIVE POWER:
               2,317,686 Shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               17,898 Shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                  [ X ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.1%

14.  TYPE OF REPORTING PERSON
               IA, IN

          This Amendment No. 10 amends the Schedule 13D dated December 31, 1990, as previously amended (the "Schedule 13D"), filed in respect of the common stock, par value $.001 per share (the "Shares"), of Krause's Furniture, Inc., a Delaware corporation formerly known as Worth Corporation (the "Company"), by the signatories hereto (the "Reporting Persons"). In accordance with Rule 101(a)(2)(ii) of Regulation S-T of the Securities and Exchange Commission, relevant portions of the original Statement on Schedule 13D and subsequent amendments are restated herein.

          All Share figures have been adjusted to reflect a 1- for-3 reverse stock split effected by the Company on August 1, 1995. The number of Shares which may be acquired upon exercise of options and warrants described herein have been adjusted to reflect any anti-dilution adjustments made on or prior to August 26, 1996. Holders of the Company's Series I-1996 Convertible Promissory Notes (the "Series I-1996 Notes"), in connection with the cancellation of such notes as described further herein, were issued the number of shares equal to the face value of the Series I-1996 Notes held by such holder, plus a number of shares equal to the dollar value of any interest accrued but unpaid on the notes.


Item 1.   Security and Issuer.

          This statement relates to the Common Stock, par value $.001 per share (the "Shares"), of Krause's Furniture, Inc., a Delaware corporation (the "Company"). The executive office of the Company is located at 200 North Berry Street, Brea, CA, 92621.


Item 2.   Identity and Background.

          (a)-(c) and (f) This Statement is being filed by (i) Worms & Cie, a French limited partnership ("W&C"), (ii) Permal Group S.A., a French corporation ("PGSA"), (iii) Worms & Co., Inc., a New York corporation ("Worms"), (iv) Permal Special Opportunities Ltd., an open-end investment company organized under the laws of the British Virgin Islands ("PSO"), (v) Permal Capital Management, Inc., a Delaware corporation formerly known as Worms Capital Management, Inc. ("PCM"),
(vi) Permal Services, Inc., a Delaware corporation formerly known as Worms Services, Inc. ("PSI"), (vii) Permal Management Corporation, a Delaware corporation formerly known as Worms Management Corporation ("PMC"), (viii) Permal Capital Partners, L.P., a Delaware limited Partnership ("PCP"), (ix) Hopewell Holdings, Inc., a New York corporation ("Hopewell"), (x) Preservatrice Fonciere T.I.A.R.D., Compagnie d'Assurances-PFA T.I.A.R.D., a French corporation ("PFA"), (xi) Edson Investments, Ltd., a British Virgin Islands corporation ("Edson"), (xii) The Vulture Ltd., an open-end investment company organized under the laws of the British Virgin Islands, ("Vulture"), (xiii) Jean R. Perrette ("Perrette"), (xiv) Isaac R. Souede ("Souede"), (xv) Thomas M. DeLitto ("DeLitto"), and (xvi) James R. Hodge ("Hodge"). W&C, PGSA, Worms, PSO, PCM, PSI, PMC, PCP, Hopewell, PFA, Edson, Vulture, Perrette, Souede, DeLitto, and Hodge are hereinafter referred to collectively as the "Reporting Persons."

          This Schedule is being filed because the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), by reason of the affiliations and relationships among the Reporting Persons as described herein. However, the filing of this Schedule shall not be deemed an admission by any Reporting Person that such Reporting Person is part of a group or is required to file this Schedule and, except as may otherwise be specifically stated herein, each Reporting Person disclaims beneficial ownership of the Shares beneficially owned by all of the other Reporting Persons. The information provided herein with respect to each Reporting Person has been provided solely by that Reporting Person and no Reporting Person is responsible for the accuracy and completeness of the information included herein with respect to any other Reporting Person.

               (i) Maison Worms & Cie. In December 1995, a portion of the assets of Maison Worms & Cie, a limited partnership organized under the laws of France and formerly a Reporting Person ("MMWC"), including a portion of the shares of common stock of Worms it then owned, were transferred to PGSA, a wholly-owned subsidiary. The remaining shares of Worms owned by MMWC were transferred to PGSA early in 1996 and MMWC subsequently merged into W&C. Consequently, MMWC is no longer a Reporting Person.

               (ii) W&C. W&C's principal business is investing. W&C is a publicly-traded limited partnership organized under the laws of France, with its principal business and principal office located at 55 Rue la Boetie, 75008 Paris, France. The managing partners of W&C are Nicholas Clive Worms, Antoine Labbe, Jean Philippe Thierry, Gilles Bouthillier, Edouard Silvy, Leon Bressler and Dominique Auburtin (the "W&C Managing Partners"). Schedule I hereto sets forth the (A) the name, (B) the business address, (C) the present principal employment and the name and address of any corporation or other organization in which such employment is conducted, and (D) the citizenship of each of the W&C Managing Partners. The W&C Managing Partners may be deemed to control W&C and therefore, through PGSA, Worms and its subsidiaries and PFA. For descriptions of the relationships among W&C and Worms and its subsidiaries and PFA, see paragraphs (iii)-(ix) and (xi) under this Item 2(a)-(c) and (f).

               (iii) PGSA. PGSA's principal business is asset management. PGSA's principal business and principal office are located at 55 Rue la Boetie, 75008 Paris, France. The directors of PGSA are Nicholas Clive Worms, Antoine Labbe, Jean Philippe Thierry, Edmond de La Haye Jousselin, Perrette and Souede (the "PGSA Directors"). Schedule II hereto sets forth the (A) the name, (B) the business address, (C) the present principal employment and the name and address of any corporation or other organization in which such employment is conducted, and (D) the citizenship of each of the PGSA Directors other than Perrette and Souede. The PGSA Directors may be deemed to control PGSA and, therefore, Worms and its subsidiaries.

               (iv) Worms. Worms' principal business is holding the stock of PCM and its subsidiaries and investment advisory and management services through Permal Asset Management, formerly a subsidiary known as Worms Asset Management and now a division of Worms ("PAM"). Worms' principal business and principal office are located at 900 Third Avenue, New York, NY 10022. The executive officers and directors of Worms are Perrette, Chairman and director, Souede, President and director, DeLitto, Executive Vice President, Hodge, Senior Vice President, Thomas T. Evans, Senior Vice President, Nicholas Clive Worms, director, Antoine Labbe, director, Jean-Philippe Thierry, director, and Edmond de La Haye Jousselin, director (collectively, the "Worms Executive Officers and Directors"). Schedule III hereto sets forth (A) the name, (B) the business address, (C) the present principal employment and the name and address of any corporation or other organization in which such employment is conducted and (D) the citizenship of each of the Worms Executive Officers and Directors other than Perrette, Souede, DeLitto and Hodge. For such information with respect to Perrette, Souede, DeLitto and Hodge, see paragraphs (xiv)-(xvii) under this Item 2(a)-(c) and (f). W&C, through PGSA, owns 100% of the outstanding capital stock of Worms, and, therefore, W&C may be deemed to control Worms.

               (v) PSO. PSO's principal business is to invest in a specialized portfolio mainly comprised of United States securities. PSO's principal business and principal office are located at The Tropic of Isle Building, P.O. Box 438, Road Town, Tortola, British Virgin Islands. Hodge is the portfolio manager for PSO and is authorized to invest PSO's funds.

               (vi) PCM. The principal business of PCM is investing. PCM's principal business and principal office are located at 900 Third Avenue, New York, NY 10022. The executive officers and directors of PCM are DeLitto, President and director, Perrette, director, Souede, director, Paul-Louis Durand-Ruel, director, and C. Redington Barrett, III, Vice President and director (collectively, the "PCM Executive Officers and Directors"). Schedule IV hereto sets forth (A) the name, (B) the business address, (C) the present principal employment and the name and address of any corporation or other organization in which such employment is conducted and (D) the citizenship of each of the PCM Executive Officers and Directors other than Perrette, Souede and DeLitto. W&C, through PGSA and Worms, owns 100% of the outstanding capital stock of PCM, and, therefore, W&C may be deemed to control PCM.

               (vii) PSI. PSI's principal business is serving as the general partner of, and holding its general partnership interest in, PCP. PSI's principal business and principal office are located at 27 Cumberland Street, P.O. Box 3918, Nassau, Bahamas. The executive officers and directors of PSI are DeLitto, President and director, and C. Redington Barrett, III, Vice President and director (together, the "PSI Executive Officers and Directors"). Schedule V hereto sets forth (A) the name, (B) the business address, (C) the present principal employment and the name and address of any corporation or other organization in which such employment is conducted and (D) the citizenship of each of the PSI Executive Officers and Directors other than DeLitto. W&C, through PGSA, Worms and PCM, owns 100% of the outstanding capital stock of PSI, and, therefore, W&C may be deemed to control PSI.

               (viii) PMC. PMC's principal business is investment management. PMC's principal business and principal office are located at 900 Third Avenue, New York, New York 10022. The executive officers and directors of PMC are DeLitto, President and a Director, C. Redington Barrett, III, Vice President, Kamal Abdelnour, director, J. Richard Cordsen, director, Paul-Louis Durand-Ruel, director, Perrette, director and Souede, director (collectively, the "PMC Executive Officers and Directors"). Schedule VI hereto sets forth (A) the name,
(B) the business address, (C) the present principal employment and the name and address of any corporation or other organization in which such employment is conducted and (D) the citizenship of each of the PMC Executive Officers and Directors other than Perrette, Souede and DeLitto. W&C through PGSA, Worms and PCM, owns 100% of the outstanding capital stock of PMC, and, therefore, W&C may be deemed to control PMC.

               (ix) PCP. PCP'S principal business is investing. PCP's principal business and principal office are located at 27 Cumberland Street, P.O. Box 3918, Nassau, Bahamas. The general partner of PCP is PSI, and, therefore, PSI may be deemed to control PCP. PMC is the investment manager for PCP and is authorized to invest PCP's funds.

               (x) Hopewell. Hopewell is a privately held corporation organized by Perrette for the purpose of making investments. Hopewell's principal business and principal office are c/o Worms & Co., Inc., 900 Third Avenue, New York, New York 10022. The executive officers and directors of Hopewell are Perrette, President and Director, Georgette Miller, Vice President and Director, and Virginia S. Perrette, Director (the "Hopewell Executive Officers and Directors"). Schedule VII hereto sets forth (A) the name, (B) the business address, (C) the present principal employment and the name and address of any corporation or other organization in which such employment is conducted and (D) the citizenship of each of the Hopewell Executive Officers and Directors other than Perrette. Perrette owns 94.52% of the outstanding capital stock of Hopewell (and his children own the other 5.48%) and, therefore, Perrette may be deemed to control Hopewell.

               (xi) PFA. PFA's principal business is insurance. PFA's principal business and principal office are located at 1 Cours Michelet, La Defense 10-92800 Puteaux, France. The executive officers and directors of PFA are Jean-Philippe Thierry, Chairman of the Board of Directors, Chief Executive Officer and director, Paul Barnaud, director, Nicholas Clive Worms, director, Jacques Legrand, director, Yves de Torsiac director, Athena Assurances, director, Worms & Cie, director, Patrick Thourot, managing director, Francois Pierre, deputy managing director and Francois Thomazeau, Investment Manager (collectively, the "PFA Executive Officers and Directors"). Schedule VIII hereto sets forth (A) the name, (B) the business address, (C) the present principal employment and the name and address of any corporation or other organization in which such employment is conducted and (D) the citizenship of each of the PFA Executive Officers and Directors. Worms & Cie owns 94.7% of Athena Assurances, which owns 100% of the outstanding capital stock of PFA, and, therefore, W&C may be deemed to control PFA.

               (xii) Edson. Edson's principal business is investing. Edson's principal business and principal office are located at The Tropic of Isle Building, P.O. Box 438, Road Town, Tortola, British Virgin Islands. Hodge makes the investment decisions for Edson and is authorized to invest Edson's funds.

               (xiii) Vulture. Vulture's principal business is to invest in a specialized portfolio mainly comprised of United States securities. Vulture's principal business and principal office are located at P.O. Box N-3918, Nassau, Bahamas. Hodge is the portfolio manager for Vulture and is authorized to invest Vulture's funds.

               (xiv) Perrette. Perrette's business address is 900 Third Avenue, New York, NY 10022. Perrette's present principal employment is as Chairman of Worms. Perrette also is a director of Worms and holds various positions with Worms' subsidiaries. On August 26, 1996, Mr. Perrette resigned as Chairman of the Board and a director of the Company. Perrette is a citizen of France.

               (xv) Souede. Souede's business address is 900 Third Avenue, New York, NY 10022. Souede's present principal employment is as President of Worms. Souede also is a director of Worms and holds various positions with Worms' subsidiaries. On August 26, 1996, Mr. Souede resigned as a director of the Company. Souede is a citizen of the United States.

               (xvi) DeLitto. DeLitto's business address is 900 Third Avenue, New York, NY 10022. DeLitto's present principal employment is as Executive Vice President of Worms and President of PCM. DeLitto also is a director of PCM, PSI and PMC and the President of PSI and PMC. On August 26, 1996, Mr. DeLitto resigned as Chief Executive Officer of the Company but remains as Vice Chairman and a director. DeLitto is a citizen of the United States.

               (xvii) Hodge. Hodge's business address is 900 Third Avenue, New York, NY 10022. Hodge's present principal employment is as Senior Vice President of Worms. Hodge is a citizen of the United States.

          The W&C Managing Partners, the PGSA Directors, the Worms Executive Officers and Directors, the PCM Executive Officers and Directors, the PSI Executive Officers and Directors, the PMC Executive Officers and Directors, the Hopewell Executive Officers and Directors and the PFA Executive Officers and Directors (in each case other than Perrette, Souede, DeLitto and Hodge, as the case may be) are hereinafter collectively referred to as the "Other Persons."

          As described further in Item 4, below, on August 26, several stockholders of the Company, including certain of the Reporting Persons, entered into a Stockholders Agreement with the Company and General Electric Capital Corporation ("GECC") pursuant to which, among other things, GECC received the right to direct the voting of the Shares owned by such stockholders under the circumstances set forth in the Stockholders Agreement. Accordingly, the Reporting Persons may be deemed to constitute a "group" with GECC and such other stockholders as such term is used in Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Reporting Persons have been advised that GECC and such other stockholders will file separate Statements of Beneficial Ownership on
Schedule 13D.

          (d) During the last five years, none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the Other Persons, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the Other Persons, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Considerations.

               (i) W&C. W&C and, to the knowledge of W&C, the W&C Managing Partners do not directly own any Shares. W&C and the W&C Managing Partners may be deemed to control, directly or indirectly, PGSA and PFA, and through PGSA, Worms, PSO, PCM, PSI, PMC (and therefore PCP), Edson and Vulture. Accordingly, W&C and the W&C Managing Partners may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, the securities beneficially owned by PGSA, Worms, PSO, PCM, PSI, PMC, PCP, PFA, Edson and Vulture, including the Shares owned by such other Reporting Persons. For information concerning the source and amount of funds or other consideration used to acquire Shares owned by such other Reporting Persons, see paragraphs
(ii) to (viii) and (x) to (xii) of this Item 3.

               (ii) PGSA. PGSA and, to the knowledge of PGSA, the PGSA Directors do not directly own any Shares. PGSA and the PGSA Directors may be deemed to control, directly or indirectly, Worms, and through Worms, PSO, PCM, PSI, PMC (and therefore PCP), Edson and Vulture. Accordingly, PGSA and the PGSA Directors may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, the securities beneficially owned by PGSA, Worms, PSO, PCM, PSI, PMC, PCP, Edson and Vulture, including the Shares owned by such other Reporting Persons. For information concerning the source and amount of funds or other consideration used to acquire Shares owned by such other Reporting Persons, see paragraphs (iii)-(viii) and (x) to (xii) of this Item 3.

               (iii) Worms. Prior to February 1991, Worms directly owned 336,667 Shares (including a warrant to purchase 163,958 Shares at $3.00 per Share and a warrant to purchase 50,000 Shares at $5.00 per Share, which warrants subsequently expired unexercised), which it acquired for an aggregate purchase price of $2,351,811. The Shares were paid for out of the working capital of Worms. In February 1991, Worms transferred the Worms Shares and other assets to PCM as a contribution to the capital of PCM in exchange for 100% of the capital stock of PCM.

          In connection with the merger of PAM with and into Worms effective September 28, 1993, Worms acquired the 1,964 shares of Preferred Stock (having an aggregate value of approximately $132,593) PAM acquired from the Company in connection with the acceleration and conversion of the remaining interest payments due to PAM on the Senior Secured Promissory Notes of the Company (the "Senior Secured Promissory Notes").

          In connection with the consummation of the transactions contemplated by the GECC Agreement (as defined in Item 4 below), on August 26, 1996, Worms effected the conversion of all of the Preferred Stock owned by it, receiving upon such conversion 19,640 Shares. The 19,640 Shares now owned by Worms are referred to herein as the "Worms Shares."

               (iv) PSO. The aggregate purchase price for the 161,923 Shares owned by PSO prior to December 1, 1993, was $1,090,571. Funds used to acquire the Shares were obtained from working capital.

          On December 1, 1993, PSO acquired from the Company 818 shares of Preferred Stock with an aggregate value of approximately $55,238, in connection with the acceleration and conversion of the remaining interest payments due to PSO on the Senior Secured Promissory Notes.

          In connection with the consummation of the transactions contemplated by the GECC Agreement, on August 26, 1996, PSO effected the conversion of all of the Preferred Stock owned by it, receiving upon such conversion 8,180 Shares. The 170,103 Shares now owned by PSO are referred to herein as the "PSO Shares."

               (v) PCM. In February 1991, PCM acquired 336,667 Shares as a capital contribution by Worms. PCM subsequently acquired 98,011 Shares for an aggregate purchase price of $533,275. Purchased Shares were acquired with funds obtained from working capital.

          In December 1993, PCM acquired from the Company 2,370 shares of Preferred Stock as compensation for PCM's services rendered in connection with the private placement of securities. The value of such shares of Preferred Stock was approximately $159,998.

          In June 1995, PCM received from the Company a warrant to acquire 11,691 Shares at an exercise price of $1.36.

          In connection with the consummation of the transaction contemplated by the GECC Agreement, on August 26, 1996, PCM effected the conversion of all of the Preferred Stock owned by it, receiving upon such conversion 23,700 Shares. In addition, PCM received 51,056 additional Shares in exchange for the cancellation of certain Series I-1996 Notes held by PCM. The 521,125 Shares now owned by PCM are referred to herein as the "PCM Shares."

               (vi) PSI. PSI is the general partner of PCP and, therefore, may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, securities owned by PCP, including Shares owned by PCP.

          In November 1993, PSI acquired from the Company 175 shares of Preferred Stock with an aggregate value of $11,790 in connection with the acceleration and conversion of the remaining interest payments due to PSI on the Senior Secured Promissory Notes.

          In connection with the consummation of the transaction contemplated by the GECC Agreement, on August 26, 1996, PSI effected the conversion of all of the Preferred Stock owned by it, receiving upon such conversion 1,750 Shares. The 1,750 Shares now owned by PSI are referred to herein as the "PSI Shares."

               (vii) PMC. PMC does not directly own Shares. PMC may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, securities owned by PCP, including Shares owned by PCP.

               (viii) PCP. The aggregate purchase price of the 587,774 Shares owned by PCP prior to December 1, 1993, was $3,053,467. (Such figure includes a warrant to acquire 78,125 Shares at an exercise price of $3.20 per Share.) Such Shares were acquired with working capital.

          The aggregate purchase price of the 25,613 shares of Preferred Stock acquired by PCP in November and December 1993 was approximately $1,719,990 and was paid from working capital of PCP.

          In connection with the consummation of the transaction contemplated by the GECC Agreement, on August 26, 1996, PCP effected the conversion of all of the Preferred Stock owned by it, receiving upon such conversion 256,130 Shares. The 843,904 Shares now owned by PCP are referred to herein as the "PCP Shares."

               (ix) Hopewell. The aggregate purchase price of the 33,334 Shares owned by Hopewell (the "Hopewell Shares") was approximately $110,000. The Hopewell Shares were paid for out of Hopewell's working capital.

               (x) PFA. In connection with a 1993 merger transaction, PFA received 24,976 Shares having a value of approximately $159,222.

          On November 30, 1993, PFA acquired from the Company 3,274 shares of Preferred Stock with an aggregate value of approximately $73,665, in connection with the acceleration and conversion of the remaining interest payments due to PFA on the Senior Secured Promissory Notes. On the same day, PFA acquired an additional 29,630 shares of Preferred Stock for an aggregate purchase price of approximately $2,000,000 paid from working capital of PFA.

          In connection with the consummation of the transaction contemplated by the GECC Agreement, on August 26, 1996, PFA effected the conversion of all of the Preferred Stock owned by it, receiving upon such conversion 329,040 Shares. The 354,016 Shares now owned by PFA are referred to herein as the "PFA Shares."

               (xi) Edson. In connection with the consummation of the transaction contemplated by the GECC Agreement, on August 26, 1996, Edson received 2,096,111 Shares in exchange for the cancellation of certain Series I-1996 Convertible Promissory Notes held by Edson. The 2,096,111 Shares now owned by Edson are referred to herein as the "Edson Shares."

               (xii) Vulture. In connection with the consummation of the transaction contemplated by the GECC Agreement, on August 26, 1996, Vulture received 51,472 Shares in exchange for the cancellation of certain Series I-1996 Convertible Promissory Notes held by Vulture. The 51,472 Shares now owned by Vulture are referred to herein as the "Vulture Shares."

               (xiii) Perrette. The aggregate purchase price of the 139,716 Shares beneficially owned directly by Perrette prior to December 1, 1993 was $568,834, paid for out of personal funds. (Such figure includes options to purchase 833 Shares at an exercise price of $3.09 and 833 Share at an exercise price of $6.27 per Share) By reason of the fact that Perrette is the Chairman and a director of Worms, Perrette may be deemed to control Worms and to share voting and dispositive power with respect to, and therefore to beneficially own, securities beneficially owned by Worms, including Shares beneficially owned by Worms.

          Perrette also may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, an aggregate of 13,998 Shares owned by his wife and four children, collectively hereinafter referred to as the "Perrette Family Shares." The aggregate purchase price of the Perrette Family Shares was $55,150, paid for out of personal funds. Perrette also may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, the Hopewell Shares.

          The aggregate purchase price of the 5,185 shares of Preferred Stock acquired by Perrette in December 1993, was approximately $349,988 and was paid out of Perrette's personal funds.

          On December 8, 1993, the Company granted Perrette warrants to purchase 13,517 shares at $2.63 per Share. In addition, in July 1994 and July 1995, Perrette received options to purchase 1,666 and 1,666 Shares at an exercise price of $6.00 and $3.66, respectively.

          On June 30, 1995, Perrette purchased an additional 3,334 Shares for an aggregate purchase price of $13,594, paid for out of personal funds.

          In connection with the consummation of the transaction contemplated by the GECC Agreement, on August 26, 1996, Perrette effected the conversion of all of the Preferred Stock owned by him, receiving upon such conversion 51,850 Shares. Mr. Perrette also acquired an additional 250,000 Shares with personal funds, and received 255,278 Shares in cancellation of a Series I-1996 Note of the Company held by him.

          The 717,027 Shares now owned by Perrette or his family are referred to herein as the "Perrette Shares."

               (xiv) Souede. The aggregate purchase price of the 34,062 Shares beneficially owned directly by Souede prior to December 1, 1993 was $118,563, paid for out of personal funds. (Such figure includes options to purchase 833 Shares at an exercise price of $3.09 and 833 Shares at an exercise price of $6.27 per share) By reason of the fact that Souede is the President and a director of Worms, Souede may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, securities beneficially owned by Worms, including Shares beneficially owned by Worms.

          Souede also may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, an aggregate of 17,480 Shares owned by his wife (the "Souede Family Shares"). The aggregate purchase price of the Souede Family Shares was approximately $52,867. The Souede Family Shares were paid for with Mrs. Souede's personal funds. Souede also may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, an aggregate of 417 Shares (the "E&S Shares") owned by Evans & Souede ("E&S"), a general partnership in which Souede holds a 50% general partnership interest. The aggregate purchase price of the E&S Shares was $4,063. The purchase price for the E&S Shares was paid for out of the working capital of E&S (which was acquired through capital contributions by the two general partners).

          The aggregate purchase price of the 1,852 shares of Preferred Stock acquired by Souede in December 1993, was approximately $124,988 and was paid out of Souede's personal funds.

          On December 8, 1993, the Company granted Souede warrants to purchase 13,517 shares at $2.63 per Share. In addition, in July 1994 and July 1995, Souede received options to purchase 1,666 and 1,666 Shares at an exercise price of $6.00 and $3.66, respectively.

          In connection with the consummation of the transaction contemplated by the GECC Agreement, on August 26, 1996, Souede effected the conversion of all of the Preferred Stock owned by him, receiving upon such conversion 18,520 Shares. Mr. Souede also acquired an additional 250,000 Shares with personal funds, and received 255,278 Shares in cancellation of a Series I-1996 Note of the Company held by him.

          The 592,606 Shares now owned by Souede or his family and 50% of the E&S Shares are referred to herein as the "Souede Shares."

               (xv) DeLitto. The aggregate purchase price of the 4,328 Shares beneficially owned directly by DeLitto prior to December 1, 1993 was $10,585, paid for with personal funds. (Such figure includes options to purchase 833 Shares at an exercise price of $3.09 and 833 Shares at an exercise price of $6.27 per Share)

          By reason of the positions that DeLitto holds with PCM, PSI and PMC, DeLitto may be deemed to control such Reporting Persons and to share voting and dispositive power with respect to, and therefore to beneficially own, securities beneficially owned by such Reporting Persons, including Shares beneficially owned by such Reporting Persons.

          DeLitto also may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, an aggregate of 12,136 Shares owned jointly by DeLitto and his wife prior to December 1, 1993 (the "Delitto Family Shares"). The aggregate purchase price of the DeLitto Family Shares was approximately $40,300, paid for with personal funds.

          Between April 10, 1994 and December 29, 1995, DeLitto and his wife purchased an additional 3,835 Shares for an aggregate purchase price of $10,878, paid for with personal funds.

          The aggregate purchase price of the 546 shares of Preferred Stock acquired by DeLitto in September 1993, was approximately $36,000 and was paid out of DeLitto's personal funds.

          On December 8, 1993, the Company granted DeLitto warrants to purchase 13,517 shares at $2.63 per Share. In addition, in July 1994 and July 1995, DeLitto received options to purchase 1,666 and 1,666 Shares at an exercise price of $6.00 and $3.66, respectively.

          In June 1995, DeLitto purchased an additional 417 Shares for an aggregate purchase price of $1,581 with personal funds.

          In connection with the consummation of the transaction contemplated by the GECC Agreement, on August 26, 1996, DeLitto effected the conversion of all of the Preferred Stock owned by him, receiving upon such conversion 5,460 Shares. Mr. DeLitto also acquired an additional 25,000 Shares with personal funds, and received 25,528 Shares in cancellation of a Series I-1996 Note of the Company held by him.

          The 93,553 Shares now owned by DeLitto or his family are referred to herein as the "DeLitto Shares."

               (xvi) Hodge. Prior to December 1, 1993, Hodge directly owned 1,127 Shares (the "Hodge Shares"), received in connection with a 1993 merger transaction and having a value of approximately $7,187.

          On August 29, 1994, Hodge made a gift of 563 Shares to Indiana University. Between June 19, 1995 and February 25, 1996, Hodge acquired 17,334 Shares for an aggregate purchase price of $36,250 with personal funds. The 17,898 Shares now owned by Hodge are referred to herein as the "Hodge Shares."

          Hodge may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, securities beneficially owned by PSO, Edson and Vulture, including Shares owned by PSO, Edson and Vulture.

          Except as described in this Item 3 or as set forth in Schedules I through IX attached hereto, to the knowledge of the Reporting Persons, none of the Other Persons owns directly any Shares.

Item 4.  Purpose of Transaction.

          The Shares have been acquired for investment.

          On August 26, 1996, the Company entered into an agreement with General Electric Capital Corporation, a New York corporation ("GECC"). Pursuant to this agreement (the "GECC Agreement") attached hereto as Exhibit 15, GECC acquired from the Company Shares, Subordinated Pay-in-Kind Notes and a Warrant to purchase additional Shares.

          As described elsewhere herein, concurrently with or shortly after the closing under the GECC Agreement, the holders of substantially all of the outstanding shares of the Company's Series A Preferred Stock, par value $.001 per share (the "Preferred Stock"), effected the conversion of such Preferred Stock in accordance with its terms into Shares, and the holders of certain Series I-1996 Notes of the Company received Shares in cancellation thereof.

          Concurrently with the consummation of the GECC Agreement, the Company, GECC and several stockholders of the Company, including certain of the Reporting Persons, entered into a Stockholders Agreement and a Registration Rights Agreement, each dated August 26, 1996 (the "Stockholders Agreement" and the "Registration Rights Agreement," respectively), attached hereto as Exhibits 16 and 17, respectively. The Stockholders Agreement provides, among other things, that:

          - Each of GECC and the "Permal Group" (as defined therein, and consisting of, among others, certain of the Reporting Persons) shall have the right to designate one of the six members of the Company's Board of Directors, which right shall continue so long as GECC or the Permal Group, as the case may be, beneficially owns at least 2,000,000 Shares.

          - The GECC Board Designee's approval is to be obtained before the Company may take certain specified actions affecting the Company.

          - Members of the Permal Group shall, upon the written request of GECC, at any meeting of stockholders or in each action by written consent, vote all voting shares over which such stockholder has voting authority in the same manner as GECC votes the shares held by it.

          - Transfers of Shares are prohibited except as expressly permitted under the Stockholders Agreement, which provides that the stockholder proposing to transfer the Shares must first offer such Shares to the other stockholder parties to the Stockholders Agreement. Sales in registered public offerings, and sales on NASDAQ or over a national securities exchange aggregating (together with other sales of Shares by such stockholder's group) not more than 1 million shares, would not be subject to the right of first offer.

          - Sales or proposed sales by either of GECC or the Permal Group in one transaction or in a series of related transactions of Shares aggregating more than 3,000,000 Shares will create a "tag-along" right on the part of the other stockholders to sell a proportionate share of its holdings of Shares upon the same terms and conditions.

          The Stockholders Agreement expires if GECC no longer beneficially owns 2,000,000 or more Shares.

          Under the Registration Rights Agreement, GECC and certain other stockholders of the Company are entitled to request from the Company the registration under the Securities Act of 1933, as amended, at any time after August 31, 1999 (unless (i) GECC consents to an earlier date of (ii) (a) the offering price (net of underwriters' fees, commission and discounts) in such registration would provide GECC with a total return on its investment of at least 40% per annum and (b) GECC has the opportunity to include at least 50% of the Common Stock held by it in such registration) of at least 1,000,000 shares of Common Stock, up to a maximum of two such registrations in any 12-month period.

          Mr. DeLitto is Vice Chairman of the Company and a director. However, Mr. DeLitto is no longer actively involved in the day-to-day management of the business of the Company, although he is frequently involved in the development and consideration of plans and proposals by management relating to the business and corporate structure of the Company, including plans and proposals of the type enumerated under Item 4 of Schedule 13D.

          The Reporting Persons and the Other Persons may seek to acquire additional Shares through open market or privately negotiated transactions from time to time in their discretion. Any such purchases will depend upon the market prices for the Shares, the number of Shares which may become available for purchase at prices which the Reporting Persons, or the Other Persons, regard as attractive and various other factors which the Reporting Persons, or the Other Persons, may determine to be relevant. Alternatively, certain of the Reporting Persons have, from time to time, disposed of a portion of the Shares by them and the Reporting Persons, or the Other Persons, may in the future determine to dispose of all or a portion of the Shares held by them, depending, among other things, on the then market price for the Shares. Such sales may be in transactions in the open market or in privately negotiated transactions.

          Except as set forth in this Item 4, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the Other Persons, have any present plans or proposals which relate to or would result in any of the actions required to be enumerated under Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          The total number of Shares beneficially owned by all Reporting Persons is 5,526,492, constituting approximately 28.9% of the total Shares outstanding. The Share ownership figures set forth in this Schedule 13D total more than such number of Shares, because the beneficial ownership of certain of the Shares may be attributed to more than one Reporting Person.

          (a) and (b)

               (i) W&C. As of the close of business on August 26, 1996, W&C did not directly own any Shares. By reason of its relationship to PFA and PGSA and, through PGSA, to Worms, PSO, PCM, PSI, PMC, PCP, Edson and Vulture, W&C may be deemed to beneficially own the PFA Shares, the Worms Shares, the PSO Shares, the PCM Shares, the PCP Shares, the PSI Shares, the Edson Shares and the Vulture Shares. As of the close of business on August 26, 1996, the PFA Shares, the Worms Shares, the PSO Shares, the PCM Shares, the PCP Shares, the PSI Shares, the Edson Shares and the Vulture Shares aggregated 4,058,122 Shares which constituted approximately 21.4% of the 18,972,591 Shares outstanding (the "Outstanding Shares"), as the Company has reported to the Reporting Persons. By reason of their relationship to W&C, the W&C Managing Partners also may be deemed to beneficially own the PFA Shares, the Worms Shares, the PSO Shares, the PCM Shares, the PCP Shares, the PSI Shares, the Edson Shares and the Vulture Shares. W&C and the W&C Managing Partners disclaim beneficial ownership of the PFA Shares, the Worms Shares, the PSO Shares, the PCM Shares, the PCP Shares, the PSI Shares, the Edson Shares and the Vulture Shares. Except as indicated in this Item 5 or in Schedule I hereto, neither W&C nor, to the knowledge of W&C, any of the W&C Managing Partners owns beneficially or has a right to acquire beneficial ownership of any Shares.

               (ii) PGSA. As of the close of business on August 26, 1996, PGSA did not directly own any Shares. By reason of its relationship to Worms and, through Worms, to PSO, PCM, PSI, PMC, PCP, Edson and Vulture, PGSA may be deemed to beneficially own the Worms Shares, the PSO Shares, the PCM Shares, the PCP Shares, the PSI Shares, the Edson Shares and the Vulture Shares. As of the close of business on August 26, 1996, the Worms Shares, the PSO Shares, the PCM Shares, the PCP Shares, the PSI Shares, the Edson Shares and the Vulture Shares aggregated 3,704,105 Shares which constituted approximately 19.5% of the Outstanding Shares. By reason of their relationship to PGSA, the PGSA Directors also may be deemed to beneficially own the Worms Shares, the PSO Shares, the PCM Shares, the PCP Shares, the PSI Shares, the Edson Shares and the Vulture Shares. PGSA and the PGSA Directors disclaim beneficial ownership of the Worms Shares, the PSO Shares, the PCM Shares, the PCP Shares, the PSI Shares, the Edson Shares and the Vulture Shares. Except as indicated in this Item 5 or in Schedule II hereto, neither PGSA nor, to the knowledge of PGSA, any of the PGSA Directors owns beneficially or has a right to acquire beneficial ownership of any Shares.

               (iii) Worms. As of the close of business on August 26, 1996, Worms directly owned the Worms Shares, which constituted approximately 0.1% of the Outstanding Shares. By reason of its relationships with PSO, PCM, PSI, PMC, PCP, Edson and Vulture, Worms may be deemed to beneficially own the PSO Shares, the PCM Shares, the PCP Shares, the PSI Shares, the Edson Shares and the Vulture Shares. As of the close of business on August 26, 1996, the PCM Shares, the PSO Shares, the PCP Shares, the PSI Shares, the Edson Shares and the Vulture Shares aggregated 3,684,465 Shares which constituted approximately 19.4% of the Outstanding Shares. Worms disclaims beneficial ownership of the PCM Shares, the PSO Shares, the PCP Shares, the PSI Shares, the Edson Shares and the Vulture Shares. Except as indicated in this Item 5 or in Schedule III hereto, neither Worms nor, to the knowledge of Worms, any of the Worms Executive Officers and Directors owns beneficially or has a right to acquire beneficial ownership of any Shares.

               (iv) PSO. As of the close of business on August 26, 1996, PSO directly owned the PSO Shares, which constituted approximately 0.9% of the Outstanding Shares. Except as indicated in this Item 5, PSO does not own beneficially or have a right to acquire beneficial ownership of any Shares.

               (v) PSI. As of the close of business on August 26, 1996, PSI directly owned the PSI Shares, which constituted less than 0.1% of the Outstanding Shares. Because PSI is the general partner of PCP, PSI may be deemed to share voting and dispositive power with respect to the PCP Shares and, therefore, to beneficially own the PCP Shares. PSI disclaims beneficial ownership of the PCP Shares. Except as indicated in this Item 5 or in Schedule V hereto, neither PSI nor, to the knowledge of PSI, any of the PSI Executive Officers and Directors, owns beneficially or has a right to acquire beneficial ownership of any Shares.

               (vi) PCM. As of the close of business on August 26, 1996, PCM directly owned the PCM Shares, which constituted approximately 2.7% of the Outstanding Shares. Because PCM may be deemed to control PSI and PMC, PCM may be deemed to share voting and dispositive power with respect to the PCP Shares and, therefore, to beneficially own the PSI Shares and the PCP Shares. PCM disclaims beneficial ownership of the PSI Shares and the PCP Shares. Except as indicated in this Item 5 or in Schedule IV hereto, neither PCM nor, to the best of the knowledge of PCM, any of the PCM Executive Officers and Directors, owns beneficially or has a right to acquire beneficial ownership of any Shares.

               (vii) PCP. As of the close of business on August 26, 1996, PCP directly owned the PCP Shares, which constituted approximately 4.4% of the Outstanding Shares. Except as indicated in this Item 5, PCP does not own beneficially or have a right to acquire beneficial ownership of any Shares.

               (viii) Hopewell. As of the close of business on August 26, 1996, Hopewell directly owned the Hopewell Shares, which constituted approximately 0.2% of the Outstanding Shares. Except as indicated in this Item 5 or in
Schedule VII hereto, neither Hopewell nor, to the best of the knowledge of Hopewell, any of the Hopewell Executive Officers and Directors, owns beneficially or has a right to acquire beneficial ownership of any Shares.

               (ix) PFA. As of the close of business on August 26, 1996, PFA directly owned the PFA Shares, which constituted approximately 1.9% of the Outstanding Shares. Except as indicated in this Item 5 or in Schedule VIII hereto, neither PFA nor, to the best of the knowledge of PFA, any of the PFA Executive Officers and Directors, owns beneficially or has a right to acquire beneficial ownership of any Shares.

               (x) Edson. As of the close of business on August 26, 1996, Edson directly owned the Edson Shares, which constituted approximately 11.0% of the Outstanding Shares. Except as indicated in this Item 5, Edson does not own beneficially or have a right to acquire beneficial ownership of any Shares.

               (xi) Vulture. As of the close of business on August 26, 1996, Vulture directly owned the Vulture Shares, which constituted approximately 0.3% of the Outstanding Shares. Except as indicated in this Item 5, Vulture does not own beneficially or have a right to acquire beneficial ownership of any Shares.

               (xii) Perrette. As of the close of business on August 26, 1996, Perrette owned the Perrette Shares, which constituted approximately 3.8% of the Outstanding Shares. Because Perrette is Chairman and a director of Worms, Perrette may be deemed to beneficially own the Worms Shares and other Shares which may be deemed to be beneficially owned by Worms, namely, the PCM Shares, the PSO Shares, the PCP Shares, the PSI Shares, the Edson Shares and the Vulture Shares. Perrette disclaims beneficial ownership of the Worms Shares, PCM Shares, the PSO Shares, the PCP Shares, the PSI Shares, the Edson Shares and the Vulture Shares. Perrette also disclaims beneficial ownership of the Perrette Family Shares. Because Perrette is the President and a Director of Hopewell and owns 94.5% of Hopewell's capital stock, Perrette may be deemed to beneficially own the Hopewell Shares. Except as set forth in this Item 5, Perrette does not beneficially own or have a right to acquire beneficial ownership of any Shares.

               (xiii) Souede. As of the close of business on August 26, 1996, Souede owned the Souede Shares, which constituted approximately 3.0% of the Outstanding Shares. Because Souede is President and a director of Worms, Souede may be deemed to beneficially own the Worms Shares and other Shares which may be deemed to be beneficially owned by Worms, namely the PCM Shares, the PSO Shares, the PCP Shares, the PSI Shares, the Edson Shares and the Vulture Shares. Souede disclaims beneficial ownership of the Worms Shares, the PCM Shares, the PSO Shares, the PCP Shares, the PSI Shares, the Edson Shares and the Vulture Shares. Souede also disclaims beneficial ownership of the Souede Family Shares. Souede also disclaims beneficial ownership of 417 of the E&S Shares. Except as set forth in this Item 5, Souede does not beneficially own or have a right to acquire beneficial ownership of any Shares.

               (xiv) DeLitto. As of the close of business on August 26, 1996, DeLitto directly owned the DeLitto Shares, which constituted approximately 0.4% of the Outstanding Shares. Because of the various positions that DeLitto holds with PCM, PSI and PMC, DeLitto may be deemed to beneficially own Shares which may be deemed to be beneficially owned by such Reporting Persons, namely the PCM Shares, the PCP Shares and the PSI Shares. DeLitto disclaims beneficial ownership of the PCM Shares, the PCP Shares and the PSI Shares. DeLitto shares beneficial ownership of the DeLitto Family Shares with his wife. Except as set forth in this Item 5, DeLitto does not own beneficially or have a right to acquire beneficial ownership of any Shares.

               (xv) Hodge. As of the close of business on August 26, 1996, Hodge directly owned the Hodge Shares, which constituted approximately 0.1% of the Outstanding Shares. Because Hodge is investment adviser to PSO, Edson and Vulture, Hodge may be deemed to beneficially own the PSO Shares, the Edson Shares and the Vulture Shares. Hodge disclaims beneficial ownership of the PSO Shares, the Edson Shares and the Vulture Shares. Except as set forth in this
Item 5, Hodge does not beneficially own or have a right to acquire beneficial ownership of any Shares.

          (c) Schedule A hereto describes transactions in the Shares effected during the past sixty (60) days by the Reporting Persons. Except as otherwise disclosed in Schedule A hereto, to the knowledge of the Reporting Persons, none of the Other Persons have effected transactions in the Shares during the past sixty (60) days.

          (d) Except for (i) the Reporting Persons, (ii) the W&C Managing Partners, (iii) the PGSA Directors, (iv) Mr. Souede's wife (with respect to the Souede Family Shares), (v) Mr. Perrette's family members (with respect to the Perrette Family Shares) and (vi) Mr. DeLitto's wife (with respect to all of the DeLitto Family Shares) and except with respect to any Shares reported in any Schedule hereto as beneficially owned by the Other Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares reported on this Statement.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          By reason of the relationships described in this Statement among the Reporting Persons and between certain of the Reporting Persons and certain of the Other Persons, the Reporting Persons and certain of the Other Persons may from time to time confer with one or more of the other Reporting Persons or Other Persons with respect to the respective investments of the Reporting Persons in the Shares. However, except as described herein under Item 4 and other than the contractual relationships as between Hodge and PSO and Vulture, respectively, and between PSI and PMC, respectively, and PCP, and the informal advisory arrangement between Hodge and Edson, the Reporting Persons and the Other Persons do not have any written or other contracts, arrangements, understandings or relationships with respect to the Shares or any other securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Copies of the contracts between PSI and PMC, respectively, and PCP were previously filed as Exhibits 9 and 10, respectively, to Amendment No. 1 to this Schedule 13D and are incorporated herein by reference.

                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 4, 1996

                                   /s/ Issac R. Souede
                                   -----------------------------
                                   Isaac R. Souede, individually
                                   and as attorney-in-fact for
                                   certain of the other Reporting
                                   Persons pursuant to a power
                                   of attorney filed as an Exhibit
                                   to the Schedule 13D

                                   SCHEDULE I

                          WORMS & CIE MANAGING PARTNERS


         1.       Nicholas Clive Worms

                   Business address:

                           Worms & Cie
                           55, rue la Boetie
                           75008 Paris, France

                  Present principal employment:

                           Managing Partner, Worms & Cie

                  Citizenship:   France


         2.       Antoine Labbe

                  Business address:

                           Demachy Worms & Cie
                           55, rue la Boetie
                           75008 Paris, France

                  Present principal employment:

                           Managing Partner, Demachy Worms & Cie

                  Principal business of Demachy Worms & Cie:
                           Merchant banking

                  Citizenship:    France

         3.       Jean-Philippe Thierry

                  Business address:

                           Athena Assurances
                           53-55, rue la Boetie
                           75008 Paris, France

                  Present principal employment:

                           Chairman of the Board, Athena Assurances

                  Citizenship:    France


         4.       Gilles Bouthillier

                  Business address:

                           Compagnie Nationale de Navigation
                           128, Boulevard Haussmann
                           75008 Paris

                  Present principal employment:

                           Chairman of the Board, CNN

                  Citizenship:  France


         5.       Edouard Silvy

                  Business address:

                           Worms & Cie
                           55, rue la Boetie
                           75008 Paris

                  Present principal employment:

                           Partner of Worms & Cie

                  Citizenship:  France

         6.       Leon Bressler

                  Business address:

                           Unibail
                           108, rue de Richelieu
                           75002 Paris

                  Present principal employment:

                           Chairman & Chief Executive Officer, Unibail

                  Citizenship:  France

         7.       Dominique Auburtin

                  Business address:

                           Worms & Cie
                           55, rue la Boetie
                           75008 Paris

                  Present principal employment:

                           Partner, Worms & Cie

                  Citizenship:  France

                                   SCHEDULE II

                       PGSA EXECUTIVE OFFICES & DIRECTORS

         1.       Nicholas Clive Worms

                  Business address:

                           Worms & Cie
                           55, rue la Boetie
                           75008 Paris France

                  Present principal employment:

                           Managing Partner, Worms & Cie

                  Citizenship:  France


         2.       Antoine Labbe

                  Business address:

                           Demachy Worms & Cie
                           55, rue la Boetie
                           75008 Paris, France

                  Present principal employment:

                           Managing Partner, Demachy Worms & Cie

                  Principal business of Demachy Worms & Cie:

                           Merchant banking

                  Citizenship:  France

         3.       Jean Philippe Thierry

                  Business address:

                           Athena Assurances
                           53-55, rue la Boetie
                           75008 Paris, France

                  Present principal employment:

                           Chairman of the Board, Athena Assurances

                  Citizenship:  France


         4.       Edmond de La Haye Jousselin

                  Business address:

                           Demachy Worms & Cie
                           55 rue La Boetie
                           75008 Paris, France

                  Present principal employment:

                           Advisor to the Managing Partner

                  Citizenship:  France

                                  SCHEDULE III

                     WORMS EXECUTIVE OFFICERS AND DIRECTORS


         1.       Nicholas Clive Worms

                  Business address:

                           Worms & Cie
                           55, rue la Boetie
                           75008 Paris France

                  Present principal employment:

                           Managing Partner, Worms & Cie

                  Citizenship:  France


         2.       Antoine Labbe

                  Business address:

                           Demachy Worms & Cie
                           55, rue la Boetie
                           75008 Paris, France

                  Present principal employment:

                           Managing Partner, Demachy Worms & Cie

                  Principal business of Demachy Worms & Cie:

                           Merchant banking

                  Citizenship:  France


         3.       Jean Philippe Thierry

                  Business address:

                           Athena Assurances
                           53-55, rue la Boetie
                           75008 Paris, France

                  Present principal employment:

                           Chairman of the Board, Athena Assurances

                  Citizenship:   France


         4.       Edmond de La Haye Jousselin

                  Business address:

                           Demachy Worms & Cie
                           55, rue La Boetie
                           75008 Paris, France

                  Present principal employment:

                           Advisor to the Managing Partner

                  Citizenship:  France

         5.       Thomas P. Evans

                  Business address:

                           Worms & Co., Inc.
                           900 Third Avenue
                           New York, New York  10022

                  Present principal employment:

                           Senior Vice President, Worms & Co., Inc.

                  Citizenship:  United States

                    Shares beneficially owned at August 26, 1996: 417 Shares (representing 50% of the E&S Shares)

                                   SCHEDULE IV

                      PCM EXECUTIVE OFFICERS AND DIRECTORS


         1.       Paul-Louis Durand-Ruel

                  Business address:

                           Demachy Worms & Cie Finance
                           55, rue la Boetie
                           75008 Paris, France

                  Present principal employment:

                           Managing Director, Demachy Worms & Cie Finance

                  Principal business of Demachy Worms & Cie Finance:
                           Merchant banking

                  Citizenship:   France

                  Shares beneficially owned at August 26, 1996:  15,279
                           Shares


         2.       C. Redington Barrett, III

                  Business address:

                           Permal Capital Management, Inc.
                           900 Third Avenue
                           New York, NY 10022

                  Present principal employment:

                           Vice President, Permal Capital Management, Inc.

                  Citizenship:  United States

                    Shares beneficially owned at August 26, 1996: 12,632 Shares (includes warrants to purchase 4,506 Shares at $2.63 per Share)

                                   SCHEDULE V

                      PSI EXECUTIVE OFFICERS AND DIRECTORS

         1.       C. Redington Barrett, III

                  Business address:

                           Permal Capital Management, Inc.
                           900 Third Avenue
                           New York, NY 10022

                  Present principal employment:

                           Vice President, Permal Capital Management, Inc.

                  Citizenship:  United States

                    Shares beneficially owned at August 26, 1996: 12,632 Shares (includes warrants to purchase 4,506 Shares at $2.63 per Share)

                                   SCHEDULE VI

                      PMC EXECUTIVE OFFICERS AND DIRECTORS


         1.       Kamal Abdelnour

                  Business address:

                           ATCO Development, Inc.
                           11777 Katy Freeway, Suite 1755
                           Houston, Texas 77079

                  Present principal employment:

                           President, ATCO Development, Inc. ("ATCO")


                  Principal business of ATCO:
                           Real estate development, international trade and investments

                  Citizenship:  United States

                   Shares beneficially owned at August 26, 1996: 34,666 (includes warrants to purchase 31,333 shares at $1.63 per share and options to purchase 3,333 shares at prices ranging from $5.25 to $7.50 per share). In addition, ATCO Holdings Limited directly owns 832,322 Shares and ATCO Development, Inc. owns 283,601 Shares (collectively, the "ATCO Shares"). Mr. Kamal Abdelnour disclaims beneficial ownership of the 1,115,923 ATCO Shares.

         2.       J. Richard Cordsen

                  Business address:

                           United Gulf Management, Inc. ("UGM")
                           176 Federal Street
                           Boston, MA 02110

                  Present principal employment:

                           Senior Vice President, UGM

                  Principal business of UGM: direct equity investments

                  Citizenship:  United States

                    Shares beneficially owned at August 26, 1996: 51,801 (includes options to purchase 833, 833, 1,666 and 1,666 Shares at $3.09, $6.27, $6.00 and $3.66 per Share,
                    respectively)


         3.       Paul-Louis Durand-Ruel

                  Business address:

                           Demachy Worms & Cie Finance
                           55, rue la Boetie
                           75008 Paris, France

                  Present principal employment:

                           Managing Director, Demachy Worms & Cie Finance

                  Principal business of Demachy Worms & Cie Finance:
                           Merchant banking

                  Citizenship:  France

                  Shares beneficially owned at August 26, 1996: 15,279
                           Shares

         4.       C. Redington Barrett, III

                  Business address:

                           Permal Capital Management Inc.
                           900 Third Avenue
                           New York, NY 10022

                  Present principal employment:

                           Vice President, Permal Capital Management Inc.

                  Citizenship:  United States

                    Shares beneficially owned at August 26, 1996: 12,632 Shares (includes warrants to purchase 4,506 Shares at $2.63 per Share)

                                  SCHEDULE VII

                    HOPEWELL EXECUTIVE OFFICERS AND DIRECTORS


1.       Georgette Miller

         Business address:

                  Worms & Co., Inc.
                  900 Third Avenue
                  New York, New York 10022

         Present principal employment:

                  Corporate Secretary, Worms & Co., Inc.

         Citizenship:  United States

         Shares beneficially owned at August 26, 1996:  3,710 Shares

2.       Virginia S. Perrette

         Residence:

                  14 East 90th Street
                  New York, New York  10128

         Present principal employment:

                  Not Applicable

         Citizenship:  United States

         Shares beneficially owned at August 26, 1996:  333 Shares

                                  SCHEDULE VIII

                      PFA EXECUTIVE OFFICERS AND DIRECTORS

         1.       Nicholas Clive Worms

                  Business address:

                           Worms & Cie
                           55, rue la Boetie
                           75008 Paris France

                  Present principal employment:

                           Managing Partner, Worms & Cie

                  Citizenship:   France


         2.       Paul Barnaud

                  Business address:

                           Foncier Habitat
                           7, rue d'Aguesscau
                           75008 Paris, France

                  Present principal employment:

                           General Manager, Foncier Habitat

                  Principal business of Foncier Habitat:

                           Real Estate Finance Company

                  Citizenship:  France


         3.       Jean Philippe Thierry

                  Business address:

                           Athena Assurances
                           53-55, rue la Boetie
                           75008 Paris, France

                  Present principal employment:

                           Chairman of the Board, Athena Assurances

                  Citizenship:  France


         4.       Jacques Legrand

                  Business address:

                           Worms & Cie
                           55, rue la Boetie
                           75008 Paris, France

                  Present principal employment:

                           Chairman of the Supervisory Board,
                           Worms & Cie

                  Citizenship:   France

         5.       Yves de Torsiac

                  Business address:

                           Worms & Cie
                           55, rue la Boetie
                           75008 Paris, France

                  Present principal employment:

                           Advisor to the partnership, Worms & Cie

                  Citizenship:   France


         6.       Athena Assurances

                  Principal business address:

                           53-55, rue la Boetie
                           75008 Paris, France

                  Principal business:

                           Insurance

                  Place of organization:   France


         7.       Worms & Cie

                  Principal business address:

                           55, rue la Boetie
                           75008 Paris, France

                  Principal Business:

                           Holding company

                  Place of organization:   France


         8.       Patrick Thourot

                  Business address:

                           PFA
                           1 Cours Michelet
                           LaDefense 10
                           92800 Puteaux, France

                  Present principal employment:

                           Managing Director, PFA

                  Citizenship:  France


         9.       Francois Pierre

                  Business address:

                           PFA
                           1 Cours Michelet
                           LaDefense 10
                           92800 Puteaux, France

                  Present principal employment:

                           Deputy Managing Director, Athena

                  Citizenship:   France


         10.      Francois Thomazeau

                  Business address:

                           Athena Finance
                           53-55, rue la Boetie
                           75008 Paris, France

                  Present principal employment:

                           Investment Manager, Athena

                  Citizenship:  France

                                   SCHEDULE A

                           Transactions in Securities
                             In Preceding Sixty Days


          The following table sets forth certain information concerning the Shares purchased or sold by or on behalf of the Reporting Persons and Other Persons during the sixty-day period preceding the date of the Tenth Amendment to the Schedule 13D, to which this Schedule A is attached. Transactions occurring within the above-mentioned sixty-day period that have been previously reported on the Schedule 13D have been omitted.


Reporting                                              Number of Shares
Person                               Nature            Acquired
or Other        Date of              of                or Sold and Acquisition
Person          Transaction          Transaction       or Sale Price Per Share


Worms           8/26/96              *                 Acquired 19,640 shs. @
                                                       $1.00/sh.

PCM             8/26/96              *                 Acquired 23,700 shs. @
                                                       $1.00/sh.
PCM             8/26/96              **                Acquired 51,056 shs. @
                                                       $1.00/sh.

PSI             8/26/96              *                 Acquired 1,750 shs. @
                                                       $1.00/sh.

PCP             8/26/96              *                 Acquired 256,130 shs. @
                                                       $1.00/sh.

PSO             8/26/96              *                 Acquired 8,180 shs. @
                                                       $1.00/sh.

Edson           8/26/96              **                Acquired 2,096,111 shs. @
                                                       $1.00/sh.

Vulture         8/26/96              **                Acquired 51,472 shs. @
                                                       $1.00/sh.

PFA TIARD       8/26/96              *                 Acquired 329,040 shs. @
                                                       $1.00/sh.

Perrette        8/26/96              *                 Acquired 51,850 shs. @
                                                       $1.00/sh.
Perrette        8/26/96              **                Acquired 255,278 shs. @
                                                       $1.00/sh.
Perrette        8/26/96              ***               Acquired 250,000 shs. @
                                                       $1.00/sh.

Souede          8/26/96              *                 Acquired 18,520 shs. @
                                                       $1.00/sh.
Souede          8/26/96              **                Acquired 255,278 shs. @
                                                       $1.00/sh.
Souede          8/26/96              ***               Acquired 250,000 shs. @
                                                       $1.00/sh.

DeLitto         8/26/96              *                 Acquired 5,640 shs. @
                                                       $1.00/sh.
DeLitto         8/26/96              **                Acquired 25,528 shs. @
                                                       $1.00/sh.
DeLitto         8/26/96              ***               Acquired 25,000 shs. @
                                                       $1.00/sh.

Barrett         8/26/96              ***               Acquired 5,000 shs. @
                                                                    $1.00/sh.

* In connection with the consummation of transactions contemplated by the GECC Agreement, the respective Reporting and Other Persons effected the conversion of all of their preferred shares to common stock.

** In connection with the consummation of transactions contemplated by the GECC Agreement, the respective Reporting and Other Persons received common stock in exchange for the cancellation of Series I-1996 Convertible Promissory Notes together with accrued interest thereupon.

***       Shares purchased from the Company.

                                  EXHIBIT INDEX


Exhibit Number       Description

         1*          Joint Reporting Agreement
                     and Power of Attorney
                     with respect to the joint
                     filing of the Schedule
                     13D pursuant to Rule
                     13d-1(f)(1)(iii) promul-
                     gated under the Securi-
                     ties Exchange Act of
                     1934.

         2*          Demand Note dated March 30,
                     1990 given by Souede to
                     Marine.

         3*          Bank Account Assignment
                     or Pledge Security
                     Agreement dated
                     March 27, 1991 given by
                     Worms to Marine for the
                     benefit of Souede.

         4*          Letters dated August
                     22, 1986 and August 1,
                     1987 from Souede to
                     Worms.

         5*          Demand Note dated March 30,
                     1990 given by Augur to
                     Marine.

         6*          Bank Account Assignment
                     or Pledge Security
                     Agreement dated
                     March 27, 1991 given by
                     Worms to Marine for the
                     benefit of Augur.

         7*          Letter dated August 22,
                     1986 from Augur to
                     Worms.

         8*          Financial Services Agree-
                     ment dated April 1, 1987
                     between PSO and Worms
                     Asset Management.

         9*          Amended and Restated
                     Agreement of Limited
                     Partnership of PCP dated
                     as of December 15, 1988
                     among PSI, as general
                     partner, and the limited
                     partners listed from
                     time to time on the
                     books and records of
                     PCP.

         10*         Management Agreement
                     dated December 15, 1991
                     between PMC and PCP.

         11*         Amended Joint Reporting
                     Agreement and Power of
                     Attorney with respect to
                     the joint filing of the
                     Statement on Schedule 13D
                     pursuant to Rule 13d-1(f)
                     (1)(iii) promulgated under
                     the Securities Exchange Act
                     of 1934.

         12*         Promissory Note dated March 1,
                     1992 by Thomas M. DeLitto in favor
                     of Worms Asset Management,
                     Inc.

         13*         Letter Agreement dated March 31,
                     1992 between Thomas M. DeLitto
                     and Worms Asset Management.

         14**        Form of Securities Purchase
                     Agreement between the Company
                     and GECC dated as of
                     August 26, 1996.

         15**        Form of Securities Purchase
                     Agreement between the Company
                     and certain other stockholders
                     of the Company dated as of
                     August 26, 1996.

         16**        Form of Stockholders Agreement
                     among the Company and GECC
                     and certain other stockholders
                     of the Company dated as
                     of August 26, 1996.

         17**        Form of Registration Rights
                     Agreement among the Company
                     and GECC and certain other
                     stockholders of the Company
                     dated as of August 26, 1996.

         18**        Joint Reporting Agreement
                     and Power of Attorney with
                     respect to the joint filing
                     of the Statement on Schedule
                     13D pursuant to Rule 13d-1(f)
                     (1)(iii) promulgated under
                     the Securities and Exchange
                     Act of 1934.

*   Previously filed.

**  Filed herewith.